Fourth Quarter and Full Year 2007 Earnings Report

February 27, 2008

     Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the fourth quarter and full year 2007.

     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.


---------------------------------- ------------ ---------- ---------- ----- --------------------- ----------
  Summary                                                                          12 months
---------------------------------- ------------ ---------- ---------- ----- ---------- ---------- ----------
(Ps. million)                             4Q06       4Q07      % Var            2006       2007      % Var
------------------------------------------------------------------------------------------------------------
 Revenues ........................       6,232       6,753         8            22,714     22,448         (1)

Operating Income .................         490         408       (17)            1,704      1,547         (9)

Consolidated net income ..........         367      (1,435)      n.m.            1,072       (804)       n.m.

Net Income of Majority Interest ..         302      (1,170)      n.m.              716       (893)       n.m.

Adjusted EBITDA ..................         781         598       (23)            2,588      2,245        (13)

Operating Margin .................           7.9%        6.0%                        7.5%       6.9%

Adjusted EBITDA Margin ...........          12.5%        8.9%                       11.4%      10.0%

EPS (Ps.) ........................           0.75       (2.32)                       1.77      (2.07)

EPADS (US$) ......................           0.27       (0.85)                       0.65      (0.76)

Construction backlog .............       9,648      29,155       202
---------------------------------- ------------ ---------- ---------- ----- ---------- ---------- ----------


4Q07 Highlights
----------------
o Revenues increased 8% to Ps. 6,753 million. Construction revenues (76% of the total) were unchanged. Infrastructure and Housing revenues increased 56% and 33%, respectively, and together generated 24% of total revenues.

     o Operating income decreased 17% to Ps. 408 million, with an operating margin of 6.0%. General and administrative expenses increased at a faster rate than revenues, principally as a result of start-up expenses for new projects.

     o Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, decreased 23% to Ps. 598 million, with an Adjusted EBITDA margin of 8.9%.

     o Construction backlog was Ps. 29,155 million as of December 31, 2007, equivalent to 17 months of work based on fourth quarter construction revenues. New construction contract awards added to backlog were Ps. 2,850 million in 4Q07. The ratio of new contracts to execution of backlog was 0.64.

     o The principal new projects added to backlog were: the Esmeralda Resort project in Champoton, Campeche (Ps. 1,051 million), the first stage of the Vista Serena project in Los Cabos (Ps. 282 million), Faros de Panama foundation work (Ps. 277 million), and new Rodio projects (Ps. 698 million).

     o Total debt as of December 31, 2007 was Ps. 7,705 million, a decrease of Ps. 6,342 million as compared to December 31, 2006. Net debt was Ps. 834 million.

     o The provision for taxes increased to Ps. 1,748 million from Ps. 55 million in the prior year period. The increase is principally the result of non-cash accounting charges related to the implementation of the new corporate flat rate tax (IETU). The net impact of the change in the tax regime was approximately Ps. 1,536 million.

     o As a result of the deferred tax charges, ICA recorded a net consolidated loss of Ps. 1,435 million in 4Q07. Without the effect of the IETU provisions, ICA would have recorded net income of Ps. 101 million in the quarter and Ps. 732 million for the full year.

Overview of the Quarter
------------------------

     During the fourth quarter, revenues and costs each increased 8%. However, general and administrative expenses increased at a faster rate, principally as a result of the hiring of new staff and payment for services related to the expansion of Housing and Infrastructure as well as start-up expenses for recently awarded projects that are not yet generating significant revenue.

     Backlog as of December 31, 2007 reached Ps. 29,155 million pesos, equivalent to 17 months construction work at fourth quarter levels.

     The results for the fourth quarter were also affected by the Mexican government's tax reform, which included the enactment of a new corporate flat rate tax (IETU). In accordance with Mexican Financial Information Norms (Mexican
NIF), ICA reviewed and evaluated its tax-related asset and liability balances as of year-end 2007 for the effect of the tax law changes. The Company recognized the estimated effect that the tax changes will have on its future financial statements over the next 50 years. As a result, non-cash provisions were taken totaling a net Ps. 1,536 million. The tax charges are primarily related to our airport operating subsidiary, OMA. The overall provision for taxes in 4Q07 was Ps. 1,748 million.

     Despite volatile conditions of the financial markets, ICA was able to close a total of Ps. 4,482 million in financings during the quarter. These include: long term financings for the Queretaro-Irapuato highway PPP, the Aqueduct II in Queretaro, and the Naval Specialties Hospital; a bridge loan to finance the startup of construction of the La Yesca hydroelectric project; and working capital loans for the Faros de Panama and Esmeralda Resort projects.


Consolidated Results of Operations
-----------------------------------

                                                                                               12 months
                                                                                        ------------------------------
(Ps. million)                                         4Q06        4Q07  % Var              2006       2007  % Var
--------------------------------------------------------------------------------      --------------------------------
Revenues ..................................           6,232        6,753     8           22,714      22,448       (1)
Costs .....................................           5,371        5,812                 19,424      18,897
General and administrative expenses .......             372          532                  1,586       2,004
Operating Income ..........................             490          408   (17)           1,704       1,547       (9)
Other (Income) Loss Net ...................              17           47                     88         (23)
Financing Cost (Income), net ..............              67           11                    169         416
Share in Net Income of Affiliates .........              16          (37)                    22          (8)
Taxes .....................................              55        1,748                    398       1,950
Consolidated Net Income ...................             367       (1,435)  -491           1,072        (804)    -175
Net Income of Minority Interest ...........              65         (265)                   355          90
Net Income of Majority Interest ...........             302       (1,170) (488)             716        (893)    (225)

EPS (Ps.) .................................   Ps.      0.75        (2.32)       Ps.        1.77       (2.07)
EPADS (US$) ...............................   US       0.27        (0.85)       US         0.65       (0.76)
Weighted average shares (millions) ........          405.05       504.15                 404.18      432.33
Cash Flow generated (used) in operation ...            (655)         217                 (3,259)      8,221



     Fourth quarter 2007 ------------------- Revenues were Ps. 6,753 million, an increase of 8%. The increase in revenues was principally due to increases in Industrial Construction, Rodio, Infrastructure, and Housing revenues. This was partially offset by a decrease in Civil Construction revenues, since the new projects awarded in this segment are not yet contributing significantly to revenues. Revenues generated in Mexico represented 86% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 34% of the total.

     Cost of sales was Ps. 5,812 million, as compared to Ps. 5,371 million in 4Q06. Cost of sales was 86% of revenues in the both periods.

     General and administrative expenses totaled Ps. 532 million, a Ps. 161 million increase as compared to 4Q06. Of the increase, Ps. 119 million was an increase in personnel, supplies, and services, principally related to the growth of the Housing and Infrastructure segments, which are developing new projects that require increased personnel and services. In addition, there were start up expenses for new projects in Civil Construction. General and administrative expenses increased to 8% of revenues in 4Q07, as compared to 6% in 4Q06.

     Operating income was Ps. 408 million, a decrease of 17%, principally as a result of higher general and administrative expenses. The Construction segment contributed 29% of operating income, Housing 21%, Infrastructure 48%, and other activities 2%. The consolidated operating margin was 6.0%, as compared to 7.9% in 4Q06.

     Other (income) expense, net was an expense of Ps. 47 million. Statutory employee profit sharing expense was Ps. 19 million.

     The integral financing cost in 4Q07 decreased to Ps. 11 million from Ps. 67 million in 4Q06. This decrease is due mainly to the payment of the El Cajon Hydroelectric Project debt and the reduction of the total debt. See debt discussion.

     Share of net income of unconsolidated affiliates was a loss of Ps. 37 million, compared to a gain of Ps. 16 million in the prior year period. The principal factor was ICA's participation in Red de Carreteras de Occidente, the operator of the first FARAC tollroad package, as a result of debt service costs on the project's debt. This was partially offset by income from Pro Media Ambiente Mexico.

     Income before taxes totaled Ps. 313 million in the fourth quarter, a decrease of Ps. 109 million, as compared to Ps. 422 million in 4Q06.

     Taxes. The results for the fourth quarter were affected by the Mexican government's tax reform, which included the enactment of a new corporate flat rate tax (IETU). In accordance with Mexican NIF, ICA reviewed and evaluated its tax-related asset and liability balances as of year-end 2007 for the effect of the tax law changes. The Company made non-cash provisions totaling Ps. 1,536 million, which are primarily related to our airport operating subsidiary, OMA. The overall provision for taxes in 4Q06 was Ps. 1,748 million. The effective tax rate for taxes paid in cash was 21% in the fourth quarter of 2007.

     Consolidated net loss was Ps. 1,435 million, principally as a result of the provision for taxes resulting from the change in the tax regime.

     Net loss of majority interest was Ps. 1,170 million, compared to net income of Ps. 302 million in 4Q06.

     o Loss per share was Ps. 2.32.

     o Loss per ADS US$0.85.

     Resources generated from operations were Ps. 217 million in 4Q07, as compared to resources used in operations of Ps. (655) million in 4Q06. The improvement was principally the result of collections from El Cajon and other projects.


Full year 2007
---------------

     Revenues were Ps. 22,448 million, a decrease of 1% as compared to Ps. 22,714 million during 2006. Significant increases in revenues from Infrastructure and Housing and a smaller increase in Industrial Construction revenues partially offset a decline in Civil Construction. The latter was principally a result of the completion of projects during 2006, the last year of the previous government, while new projects awarded by the current government are not yet contributing significantly to revenues.

     Operating income was Ps. 1,547 million, a decrease of 9% as compared to Ps. 1,704 million in 2006. The decline in operating income is principally a result of an increase in expenses related to the expansion of the Housing and Infrastructure businesses, as well as start-up costs for new projects awarded to ICA.

     Consolidated net loss was Ps. 804 million, compared to net income of Ps. 1,072 million in 2006. The loss is principally the result of the provision for deferred IETU.

     Net loss of majority interest was Ps. 893 million, compared to net income of Ps. 716 million in 2006.

     o Loss per share was Ps. 2.07

     o Loss per ADS was US$0.76.

     Resources generated from operations were Ps. 8,221 million in 2007, as compared to resources used in operations of Ps. (3,259) million in 2006. The improvement was principally the result of collections from El Cajon and other construction projects.


Adjusted EBITDA


                                                                                12 months
                                                                        ----------------------------
   (Ps. million)                                 4Q06   4Q07   % Var         2006     2007    % Var
----------------------------------------------------------------------------------------------------
Net income of majority interest                  302   (1,170)  (488)         716     (893)   (225)
Considers:
Net Income of Minority Interest                   65    (265)                 355       90
Taxes                                             55   1,748                  398    1,950
Share in Net Income of Affiliates                 16     (37)                  22       (8)
Integral financing cost                           67      11                  169      416
Other (Income) Loss Net                           17      47                   88      (23)
Depreciation and amortization                    291     190                  885      698
Adjusted EBITDA                                  781     598    (23)         2,588   2,245     (13)
Adjusted EBITDA Margin                           12.5%   8.9%                11.4%    10.0%

- Interest income included in cost
   of sales of finance project                   235      70                  701      549
                                               -----    ----               ------    -----
 Adjusted EBITDA*                              1,016     669                3,289    2,794


     Adjusted EBITDA in 4Q07 decreased 23% to Ps. 598 million, with an Adjusted EBITDA margin of 8.9%, compared to 12.5% in 4Q06. The reduction in EBITDA margin is primarily the result of the start-up costs of new projects that require resources but are not yet contributing significantly to revenues.

     For the full year, Adjusted EBITDA was Ps. 2,245 million, a reduction of 13% compared to 2006. The Adjusted EBITDA margin was 10.0%, compared to 11.4% in 2006.

     Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes,
(iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of Net income of majority interest to Adjusted EBITDA in the table above.


Business Unit Performance
--------------------------

                                                                                          12 months
                                                                                  ------------------------------
(Ps. million)                                         4Q06      4Q07    % Var           2006      2007     %Var
----------------------------------------------------------------------------------------------------------------
Construction ...........   Revenues .............    5,149     5,171        0         19,080    17,633       (8)
                           Operating Income .....      302       120      (60)           793       521      (34)
                           Adjusted EBITDA ......      442       177      (60)         1,229       754      (39)
                           Operating Margin .....     5.9%      2.3%                    4.2%      3.0%
                           Adj. EBITDA Margin ...     8.6%      3.4%                    6.4%      4.3%
Housing ................   Revenues .............      614       817       33          1,593     2,169       36
                           Operating Income .....       83        86        4            164       224       36
                           Adjusted EBITDA ......       86        93        8            175       243       39
                           Operating Margin .....    13.5%     10.5%                   10.3%     10.3%
                           Adj. EBITDA Margin ...    13.9%     11.3%                   11.0%     11.2%
Infrastructure .........   Revenues .............      502       782       56          2,107     2,735       30
                           Operating Income .....      114       194       71            757       839       11
                           Adjusted EBITDA ......      258       316       22          1,184     1,273        7
                           Operating Margin .....    22.6%     24.9%                   35.9%     30.7%
                           Adj. EBITDA Margin ...    51.5%     40.5%                   56.2%     46.5%
Other ..................   Revenues .............      (33)      (18)                    (67)      (89)
                           Operating Income .....       (9)        9                     (10)      (38)
Consolidated ...........   Revenues .............    6,232     6,753        8         22,714    22,448       (1)
                           Operating Income .....      490       408      (17)         1,704     1,547       (9)
                           Adjusted EBITDA ......      781       598      (23)         2,588     2,245      (13)
                           Operating Margin .....     7.9%      6.0%                    7.5%      6.9%
                           Adj. EBITDA Margin ...    12.5%      8.9%                   11.4%     10.0%

     * Includes corporate and consolidation effects, and non-strategic assets being divested, that may occasionally generate revenues.




Construction
---------------------------

                                                                                          12 months
                                                                                 --------------------------------
(Ps. million)                                         4Q06      4Q07    % Var           2006      2007     %Var
-----------------------------------------------------------------------------------------------------------------
Construction Total .....   Revenues ............     5,149     5,171        0         19,080    17,633       (8)
                           Operating Income ....       302       120      (60)           793       521      (34)
                           Adjusted EBITDA .....       442       177      (60)         1,229       754      (39)
                           Operating Margin ....      5.9%      2.3%                    4.2%      3.0%
                           Adj. EBITDA Margin ..      8.6%      3.4%                    6.4%      4.3%
Civil Construction .....   Revenues ............     2,873     2,306      (20)         9,599     7,702      (20)
                           Operating Income ....        88       (53)    (160)           417       153      (63)
                           Adjusted EBITDA .....       207       (22)    (111)           722       260      (64)
                           Operating Margin ....      3.1%     -2.3%                    4.3%      2.0%
                           Adj. EBITDA Margin ..      7.2%     -1.0%                    7.5%      3.4%
Industrial Construction    Revenues ............     1,907     2,339       23          7,855     8,036        2
                           Operating Income ....       206       160      (22)           297       307        3
                           Adjusted EBITDA .....       221       179      (19)           387       372       (4)
                           Operating Margin ....     10.8%      6.8%                    3.8%      3.8%
                           Adj. EBITDA Margin ..     11.6%      7.6%                    4.9%      4.6%
Rodio Kronsa............   Revenues ............       370       526       42          1,625     1,894       17
                           Operating Income ....         8        13       60             78        61      (22)
                           Adjusted EBITDA .....        14        20       40            119       122        2
                           Operating Margin ....      2.2%      2.5%                    4.8%      3.2%
                           Adj. EBITDA Margin ..      3.9%      3.8%                    7.3%      6.5%



     The Construction segment revenues were unchanged in 4Q07 compared to the prior year period. Civil Construction declined by 20%, while Industrial Construction increased 23%. Rodio revenues increased 42%. The operating margin decreased to 2.3%. The segment generated Adjusted EBITDA of Ps. 177 million, with an EBITDA margin of 3.4%.


Civil Construction
--------------------------------------------------------------------------------

The projects that contributed most to revenues were:

     o Mexico City International Airport Terminal II finishing work (6.5% of 4Q07 construction revenues, with a scheduled completion date of November 2007),

     o Naval Specialties Hospital (3.2% of 4Q07 construction revenues, with a scheduled completion date of March 2008), and

     o The Queretaro - Irapuato highway PPP (2.3% of 4Q07 construction revenues, with a scheduled completion date of October 2009)

     Revenues decreased 20% during the fourth quarter, as compared to 4Q06. The operating margin was (2.3)%, as a result of start-up expenses for new projects that are not yet generating revenues and of a provision of Ps. 202 million, representing 50% of accounts receivable for work completed on the El Cajon Hydroelectric Project that have been certified, but which have not been paid by the Federal Energy Commission (CFE).

     As regards the finalizing and settling of the El Cajon Hydroelectric Project and in accordance with the terms of the contract, ICA is using all the means at its disposal in order to collect payment from the client for the totality of the work executed on the project. Upon delivery of the project, ICA received US$833 million, while the total amount of certifications approved by the client totaled US$871 million. The difference--US$37 million--consists of accounts receivable that now exceed 120 days maturity. In accordance with our accounting policies, we have created a provision for 50% of this amount, or Ps. 202 million, which was expensed in the fourth quarter of 2007. In addition, ICA and the CFE are negotiating regarding US$30 million in work that was executed through the use of mediation, on-site negotiations, and expert opinion. As of year-end the total value of the contract recognized by ICA over the life of the project was US$901 million. Finally, ICA and CFE have agreed to submit all those differences for which they cannot reach an agreement to an international arbitration proceeding. Principally as a result of this provision, Adjusted EBITDA was Ps. (22) million, as compared to Ps. 207 million during 4Q06.

Industrial Construction
--------------------------------------------------------------------------------

     The projects that contributed most to revenues in 4Q07 were:

     o Package II of the Minatitlan refinery reconfiguration, (15.2% of ICA's 4Q07 construction revenues, with a scheduled completion date of July 2008),

     o Reynosa V and VI cryogenic plants for Pemex (13.6% of 4Q07 construction revenues, with a scheduled completion date of January 2009), and

     o The Chicontepec oil field project (5.5% of 4Q07 construction revenues, with a scheduled completion date of March 2008)

     Revenues increased 23% as a result of the execution of projects and the low base of comparison in 4Q06, when a number of projects had been completed. The Industrial Construction operating margin was 6.8%; the margin decreased as compared to 4Q06, when provisions related to completed projects were cancelled.

     Industrial Construction Adjusted EBITDA was Ps. 179 million in 4Q07, a decrease of 19%, and equivalent to an Adjusted EBITDA margin of 7.6%.


Rodio
--------------------------------------------------------------------------------

     Rodio accounted for about 10% of total construction revenues. The most important projects were:

     o Porta Firal foundation work in Barcelona; the building will be the headquarters for Iberdrola.

     o Moscow Metro Tower foundation work in Russia. The building will be the tallest in Russia and in Europe.

     o Alameda Juan Pablo II street widening in San Salvador.

     ICA's share of Rodio revenues was Ps. 526 million, an increase of 42%, as compared to Ps. 370 million in 4Q06. Rodio generated Adjusted EBITDA of Ps. 20 million, with an Adjusted EBITDA margin of 3.8%.



Housing Development
--------------------------------------------------------------------------------

                                                                                           12 months
                                                                                    ----------------------------
(Ps. million)                                         4Q06      4Q07    % Var           2006      2007    % Var
----------------------------------------------------------------------------------------------------------------
Housing ..............     Revenues ............       614       817       33          1,593     2,169       36
                           Operating Income ....        83        86        4            164       224       36
                           Adjusted EBITDA .....        86        93        8            175       243       39
                           Operating Margin ....     13.5%     10.5%                   10.3%     10.3%
                           Adj. EBITDA Margin ..     13.9%     11.3%                   11.0%     11.2%
                           Units sold ..........     2,266     3,039       34          5,903     7,783       32
                           Traditional .........       52%       13%                     57%       18%
                           Entry level .........       26%       58%                     34%       51%
                           Economical ..........       14%       13%                      5%       12%
                           Medium ..............        9%       16%                      3%       19%


     ViveICA, ICA's housing subsidiary, sold 3,039 units during 4Q07, compared to 2,266 units in 4Q06. We believe the sector has shown significant growth, and to date liquidity has continued to be available to fund home sales. As of December 31, 2007, ViveICA was developing 16 projects, located in seven states. ICA's policy is to recognize revenue once the purchaser obtains financing or the title to the unit.

     Revenues increased 33% to Ps. 817 million, as compared to Ps. 614 million in the same period of 2006. Effective 2007 and in accordance with Mexican NIF, financing costs incurred in developing housing projects are being capitalized, with an impact of Ps. 75 million on costs in 4Q07. In addition, general and administrative expenses related to the expansion of the business increased. These factors affected operating and EBITDA margins. Housing Adjusted EBITDA in 4Q07 was Ps. 93 million, an increase of 8% compared to 4Q06, equivalent to an Adjusted EBITDA margin of 11.3%.

     The land reserve as of December 31, 2007 was 1,574 hectares, equivalent to approximately 70,000 housing units in 23 projects in Aguascalientes, Cancun, Ciudad Juarez, Mexico City, Mexico State, Leon, Queretaro, Tijuana, Guadalajara, and Veracruz.



Infrastructure
-----------------------------------------------------

                                                                                          12 months
                                                                                  -----------------------------
(Ps. million)                                         4Q06      4Q07    % Var           2006      2007     %Var
---------------------------------------------------------------------------------------------------------------
Infrastructure             Revenues                    502       782       56          2,107     2,735       30
                           Operating Income            114       194       71            757       839       11
                           Adjusted EBITDA             258       316       22          1,184     1,273        7
                           Operating Margin          22.6%     24.9%                   35.9%     30.7%
                           Adj. EBITDA Margin        51.5%     40.5%                   56.2%     46.5%
Airports                   Revenues                    438       485       11          1,695     1,897       12
                           Operating Income            116       145       25            629       722       15
                           Adjusted EBITDA             220       234        6            922     1,015       10
                           Operating Margin          26.5%     29.9%                   37.1%     38.0%
                           Adj. EBITDA Margin        50.2%     48.2%                   54.4%     53.5%
Other Concessions          Revenues                     64       296      364            412       837      103
                           Operating Income             (3)       49      n.a            128       118       (8)
                           Adjusted EBITDA              39        82      113            262       257       (2)
                           Operating Margin          -4.2%     16.6%                   31.1%     14.1%
                           Adj. EBITDA Margin        60.4%     27.8%                   63.5%     30.8%


     Infrastructure revenues increased 56% to Ps. 782 million in 4Q07, as compared to Ps. 502 million in 4Q06, principally as a result of a significant increase in the volume of operations. Operating income was Ps. 194 million in 4Q07, a 71% increase as compared to the same period of 2006. The operating margin increased to 24.9%. Adjusted EBITDA was Ps. 316 million, equivalent to an Adjusted EBITDA margin of 40.5%.

Airports
--------------------------------------------------------------------------------

                                                                                              12 months
                                                                                   -----------------------------
(million passengers)                                 4Q06      4Q07    % Var           2006      2007    % Var
----------------------------------------------------------------------------------------------------------------
Total passenger traffic                               3.05      3.60     17.9          11.78     14.21     20.6
Domestic                                              2.49      3.02     21.3           9.26     11.74     26.8
International                                         0.57      0.59      3.4           2.53      2.47     (2.1)
Cargo units (=100kg)                                  0.20      0.22      7.0           0.81      0.82      0.9
Total Workload Units                                  3.26      3.82     17.3          12.59     15.03     19.3



     During 4Q07, 3.6 million terminal passengers were served in the 13 airports, as compared to the 3.05 million in the same period of 2006, an increase of 17.9%. Passengers on domestic flights accounted for 84% of the passenger total, and international passengers were 16%. Domestic passengers increased 21.3%, and international passengers increased 3.4% as compared to 4Q06. Monterrey airport accounted for 46% of total passengers.

     Revenues, including the operations of Grupo Aeroportuario del Centro Norte
(OMA), Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 485 million, with a 29.9% operating margin. Adjusted EBITDA was Ps. 234 million, with an Adjusted EBITDA margin of 48.2%.

     Aeronautical revenues during 4Q07 were Ps. 399 million, or 82% of the total. Non-aeronautical revenues were Ps. 86 million, or 18% of the total.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.


Other Concessions
--------------------------------------------------------------------------------

Project                                        Length, km      Date of     Owner-ship       Investment
                                                             concession                   (Ps. million)
--------------------------------------------- ------------- -------------- ------------ -------------------
San Martin-Tlaxcala-El Molinito Highway * ...         25.5           1991          20%                  32
Acapulco Tunnel .............................          2.9           1994         100%                 662
Corredor Sur Highway, Panama ................         19.5           1995         100%               2,195
Irapuato-La Piedad Highway PPP ..............         74.3           2005         100%                 610
Queretaro-Irapuato Highway PPP ..............         92.9           2006         100%                 362
Aqueduct II, Queretaro ......................          108           2007          37%                  62
Nuevo Necaxa  Tihuatlan Highway ** ..........           85           2007          50%                   6
Rio Verde - Ciudad Valles Highway ...........        113.2           2007         100%                  24
Red de Concesionarias de Occidente, RCO * ...          558           2007          20%               3,093
Rio de los Remedios-Ecatepec Highway ** .....         25.5           2007          50%                   0
Cd. Acuna Water Treatment Plant .............                        1998         100%                 239
--------------------------------------------- ------------- -------------- ------------ -------------------

* Unconsolidated affiliate; results included in share of net income in unconsolidated affiliates.

** Proportional consolidation



                                                                                      12 months
---------------------------------- ---------- ------------- ---------- --- ------------ ---------- --------
(`000 vehicles per day)                 4Q06          4Q07      % Var             2006       2007    % Var
---------------------------------- ---------- ------------- ---------- --- ------------ ---------- --------
Corredor Sur .....................    70,117        85,815         22            60,824    78,330       29

Acapulco Tunnel ..................    10,939        10,701         (2)            9,148     9,606        5
-------------------------------- - ---------- ------------- ---------- --- ------------ ---------- --------



     Revenues from concessions increased 364% to Ps. 296 million in 4Q07 from Ps. 64 million in 4Q06. The growth reflects the partial commencement of operations of the Irapuato - La Piedad highway PPP (Public Private Partnership) with revenues generated from the availability of several of the highway's segments; increases in Corredor Sur revenues; and increases in operating and maintenance revenues from the new concessions. Operating income was Ps. 49 million, compared to an operating loss of Ps. 3 million in the prior year period, reflecting the increased scale of operations.

     Corredor Sur average traffic volume in 4Q07 increased 22% to 85,815 transactions per day, compared to 70,117 transactions per day in 4Q06. Revenues were Ps. 101 million, an increase of 39%, as compared to Ps. 72 million in the same period of 2006. The result reflects land sales and an increase in toll rates in November 2007.

     The Acapulco Tunnel had an average daily traffic volume of 10,701 vehicles, a decrease of 2%, as compared to 10,939 vehicles in the same quarter of 2006. Revenues were Ps. 36 million, unchanged from the same period of 2006.

     The Irapuato-La Piedad highway PPP modernization work advanced in 4Q07, with total investment through December 31, 2007 of Ps. 610 million. The transfer of resources to the concessionaire has been made in the form of a capital contribution and a Ps. 580 million project finance term loan. As of quarter end, Ps. 484 million of this loan had been drawn.

     The Queretaro-Irapuato highway PPP modernization work advanced in 4Q07, and the term financing closed in November 2007. Investment as of December 31, 2007 totaled Ps. 362 million.

     The Waste Water treatment plant in Ciudad Acuna, Coahuila with a capacity of 450 liters/sec is operating in a normal manner, and is servicing its debt.


Construction Backlog
--------------------------------------------------------------------------------

(Ps. million) Balance Months Work*
-------------------------------------------------  -----------  --------------
Balance, September 30, 2007 .....................      31,476      18
    New contracts and contract additions ........       2,850       2
  Work executed .................................       5,171       3
Balance, December 31, 2007 ......................      29,155      17

Awarded Projects not yet included ...............       5,394       3
Total volume of work awarded ....................      34,549      20


* Based on construction revenues at 4Q07 levels


     Effective January 1, 2007 in accordance to IFRIC 12, construction contracts with subsidiaries that operate concessions are included in consolidated backlog.

     New construction contract awards and net contract additions were Ps. 2,850 million in 4Q07. The principal new projects were:

     o The Esmeralda Resort project in Champoton, Campeche (Ps. 1,051 million),

     o Rodio Projects in Spain, Morocco, Russia, and Central America (Ps. 698 million),

     o First stage of the Vista Serena project in Los Cabos (Ps. 282 million), and

     o Faros de Panama foundation project (Ps. 277 million).

     Construction backlog was Ps. 29,155 million and was the equivalent of 17 months of work at 4Q07 levels. At the end of December, ICA was awarded projects that have not been included in the backlog since the construction or concession contracts were not signed prior to quarter end. These include additional work on the FARAC tollroads, the construction of the Rio de los Remedios - Ecatepec highway, among other projects, which totaled Ps. 5,394 million.

     The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 4Q07, book & burn was 0.64, which can be interpreted to mean that the volume of new contracts was 64% the level of revenues.


Balance Sheet

(Ps. million) December 31,
                                                                  ----------------------------
                                                                       2006          2007            % Var
----------------------------------------------------------------- --------------- ------------ --- ---------
Assets
  Cash and Cash Equivalents ..........................                     5,325        6,872           29
  Trade and Contract Receivables .....................                    15,461        6,935         (55)
  Other Receivables ..................................                     1,074        1,073          (0)
  Inventories ........................................                     1,613        2,011           25
  Other Current Assets ...............................                       965          666         (31)
Total Current Assets .................................                    24,438       17,556         (28)
Long Term Assets .....................................                    11,357       15,717           38
Total Assets .........................................                    37,852       36,161          (4)
  Accounts Payable ...................................                     2,809        2,600          (7)
  Current Debt .......................................                     6,464        1,715         (73)
  Other Current Liabilities ..........................                     5,231        4,510         (14)
Total Current Liabilities ............................                    14,504        8,824         (39)
Long Term Liabilities ................................                     8,601        8,497          (1)
Stockholders' Equity .................................                    14,747       18,839           28
Total Liabilities and Stockholders' Equity ...........                    37,852       36,161          (4)
----------------------------------------------------------------- --------------- ------------ --- ---------


     Total assets as of December 31, 2007 decreased by Ps. 1,691 million, total liabilities fell Ps. 5,783 million, and capital increased by Ps. 4,092 million, as compared to December 31, 2006.

     Cash and cash equivalents were Ps. 6,872 million at December 31, 2007, an increase of 29% as compared to 4Q06. At December 31, 2007, 50% of cash and cash equivalents were in the following subsidiaries: 27% in Airports, 17% in ICA Fluor, 4% in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, and 2% in Rodio. This cash generally can only be used by ICA in accordance with each subsidiary's bylaws or relevant contracts. The remaining 50%, or Ps. 3,413 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of December 31, 2007, 15% represented client advances.

     Short-term accounts receivable declined Ps. 8,526 million, or 55%, principally as a result of the payment of accounts related to the El Cajon hydroelectric project. Civil Construction accounts receivable decreased Ps. 9,697 million, which was partially offset by the increase in Industrial Construction accounts receivable of Ps. 860 million, as a result of advances in the execution of projects. Housing accounts receivable increased Ps. 280 million as compared to 4Q06, as a result of a higher level of activity.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that are included in the Industrial Construction segment totaled Ps. 1,748 million, of which Ps. 1,001 million is for Package II of the Minatitlan refinery reconfiguration project, and Ps. 747 million is for the Chicontepec oil field project.

     Other accounts receivable were Ps. 1,073 million, essentially unchanged from 4Q06.

     Inventories were Ps. 2,011 million, an increase of Ps. 399 million. Housing accounted for Ps. 429 million of the increase as a result of an increase in land reserves to be developed in the short term. These increases were offset in part by decreases in Civil Construction and Other inventories. Long-term assets were Ps. 15,717 million at December 31, 2007, an increase of Ps. 4,359 million, principally as a result of the investments in unconsolidated affiliates for Ps. 3,924 million, for ICA's investment in Red de Carreteras de Occidente. This account also includes investments in concessions totaling Ps. 9,660 million and long term inventories of Ps. 948 million for Housing land reserves.

     Total liabilities decreased Ps. 5,783 million to Ps. 17,322 million as of December 31, 2007, as compared to Ps. 23,105 million one year earlier, as described in the debt section below.

     Shareholders' equity increased by Ps. 4,092 million as a result of the public placement of shares in September 2007, which offset the loss for the year.


Debt
--------------------------------------------------------------------------------

                                                           December 31,
                                                      ---------------------------------
(Ps. million)                                           2006         2007         %Var
---------------------------------------------------------------------------------------
  Short Term ...............................           6,464        1,715         (73)
  Long Term ................................           7,582        5,990         (21)
  Total Debt ...............................          14,047        7,705         (45)

Total Cash and cash equivalents ............           5,325        6,872           29
-----------------------------------------------------------------------------------------
Total Net Debt .............................           8,722          834         (90)


     Total debt decreased Ps. 6,342 million to Ps. 7,705 million as of December 31, 2007, as compared to Ps. 14,047 million one year earlier. The decrease is a result of payment of 100% of the debt related to El Cajon Hydroelectric Project, which was partially offset by the incurrence of new financings during the quarter.

     Net debt decreased to Ps. 834 million, compared to Ps. 8,722 million at the close of 4Q06, as a result of the payment of the debt related to El Cajon Hydroelectric Project and the increase in cash and cash equivalents from the capital increase in September 2007.

     As of December 31, 2007, 22% of ICA's total debt matures in less than one year. Debt denominated in foreign currency, principally dollars, is 34% of total debt, and 61% is securities debt.

     Based on source of repayment, all debt was project debt. ICA had no parent company debt outstanding at December 31, 2007.


Debt maturity profile
--------------------------------------------------------------------------------

(Ps. million)                     2008         2009         2010         2011          2012     2013- 2026
-----------------------------------------------------------------------------------------------------------
Total ......................     1,715          201          245          237           664          4,643
-----------------------------------------------------------------------------------------------------------

     The weighted average interest rate on ICAs debt during the fourth quarter was 10.98%. The reduction in the weighted average interest rate is mainly the result of the payment of the bridge loan for the acquisition of OMA shares as the payment of El Cajon project debt.


(Ps. million) 4Q06 4Q07
--------------------------------------------------------- ------------ ------------
Interest expense included in Integral Financing Cost ..           330          123
Interest expense included in cost of sales ............           116           84
Total Interest Expense ................................           446          207
                                                          ----------- ------------
Weighted average debt outstanding .....................        13,582        7,528
Weighted Average Interest Rate ........................        13.14%       10.98%



     New Financings
--------------------------------------------------------------------------------
ICA completed the following financings (including financings at unconsolidated affiliates) during 4Q07:

     o La Yesca hydroelectric project: US$ 80 million bridge loan for the start up of construction. As of December 31, 2007, US$35 million has been used. The bridge loan will be paid with the proceeds of the long term financing for the project.

     o Queretaro - Irapuato highway PPP: Ps. 1,300 million, 14 year term loan, structured as a project financing.

     o Aqueduct II in Queretaro: Ps. 1,450 million, 17 year term loan, secured by the assignment of collection rights.

     o Faros de Panama and Esmeralda Resort projects: US$50 million in short-term working capital loans, secured by the collection rights.

     o Naval Specialties Hospital: Ps. 318 million, 3-1/2 year term loan.



Liquidity and Financial Ratios
-------------------------------------- -----------------------------------------

     The current ratio (current assets/current liabilities) as of the end of 4Q07 increased to 1.99 compared to 1.68 at the end of 4Q06. The increase was principally the result of the combined effect of the payment of El Cajon Hydroelectric Project, the public placement of shares in September 2007, and cash generated from operations.



(Ps. million) 4Q06 4Q07
----------------------------------------------------- ------------ -------------
Current Ratio ......................................          1.68          1.99
Interest Coverage Ratio ............................          2.00          3.30
     (Adjusted EBITDA/net interest expense)
Leverage (Total Debt/Equity) .......................          0.95          0.41
----------------------------------------------------- ------------ -------------
* Includes capitalized interest expense included in cost of sales*

     The interest coverage ratio (Adjusted EBITDA/net interest expense) was 3.30 times. The coverage ratio improved as a result of the decrease in debt and debt service expense.

     The leverage ratio (total debt/equity) was 0.41 as of December 31, 2007, as compared to 0.95 at December 31, 2006.


     Investments
--------------------------------------------------------------------------------

     Investments in productive assets, including investments in fixed assets and deferred expenditures, totaled Ps. 874 million in 4Q07. The principal investments were Ps. 558 million in Civil Construction (CasaFlex investment and the purchase of strategic construction machinery); Ps. 217 million in Airports as part of its Master Development Programs and other Airports capital expenditures; and investment in concessions for Ps. 71 million.



Notes and disclaimers
--------------------------------------------------------------------------------

     Mexican Financial Information Norms (Mexican NIF): financial statements and other information are presented in accordance with current Mexican NIF. These norms differ in certain significant respects from U.S. GAAP.

     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes are calculated with respect to the actual numbers.

     Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

     Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of December 31, 2007 purchasing power.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.8795 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. This accounting method, which was adopted at the beginning of 2006, affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the joint venture with Mexican homebuilder GEO in the Housing Development segment. In accordance with Financial Information Norms in Mexico, financial statements for previous periods have not been restated.

     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

     IFRIC 12: an interpretation of International Financial Reporting Standards issued in November 2006 by the International Financial Reporting Interpretations Committee entitled "Service Concession Arrangements." Application of the IFRIC 12 is mandatory as of January 1, 2008, and earlier adoption by companies is recommended. The interpretation refers to the accounting treatment by private sector companies that operate in providing assets and services infrastructure to the public sector, classifying the assets as financial assets, intangible assets, or a combination of both.

     IFRIC 12 draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset for the term of the agreement in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, i.e., no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 also allows for the possibility that both types of arrangement may exist within a single contract. For both the financial asset and the intangible asset, revenues and costs related to construction or improvements are recognized in the income statement during the construction period.

     As a result of the adoption of IFRIC 12, the financial statements for 4Q06 were restated to increase comparability, as shown below:

                                          As originally      IFRIC 12
(Ps. millions) presented effect As restated
----------------------------------------------------------------------------------------
Balance Sheet
---------------------------------
Current assets ..................         Ps.    24,431      Ps.    7    Ps.   24,438
Long term assets ................                13,372            43          13,414
Current liabilities .............                14,504             -          14,504
Long term liabilities ...........                 8,601             -           8,601
Shareholders equity .............                14,698            49          14,747

Income Statement
--------------------------------
Revenues ........................                22,303           411           22,714
Operating income ................                 1,686            17            1,704
Consolidated Net income .........                 1,028            44            1,072
---------------------------------------------------------------------------------------